March 4, 2020

Stephanie M. Risk-McElroy
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm St.
Kimball, Nebraska 69145

       Re: George Risk Industries, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2019
           Response Letter filed March 2, 2020
           File No. 000-05378

Dear Ms. Risk-McElroy:

       We have reviewed your March 2, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 5. 2020 letter.



Form 10-K for the Fiscal Year Ended April 30, 2019

Notes to the Financial Statements
Note 3. Investments, page F-17

1. We note your response to comment 2. Please file your planned amendments to your Form
      10-K for the fiscal year ended April 30, 2019 and Forms 10-Q for the periods ended July
      31, 2019 and October 31, 2019, respectively.
 Stephanie M. Risk-McElroy
George Risk Industries, Inc.
March 4, 2020
Page 2

      You may contact Andi Carpenter at 202-551-3645 or Martin James, Senior Advisor at
202-551-3671 with any questions.



FirstName LastNameStephanie M. Risk-McElroy             Sincerely,
Comapany NameGeorge Risk Industries, Inc.
                                                        Division of Corporation
Finance
March 4, 2020 Page 2                                    Office of Manufacturing
FirstName LastName